Filed Pursuant to Rule 433
Under the Securities Act of 1933
Registration Statement No. 333-148769
No. 333-148769-03

NATIONAL CITY CORPORATION/
NATIONAL CITY PREFERRED CAPITAL TRUST I

January 23, 2008

FINAL TERM SHEET

400,000 Normal APEX
National City Preferred Capital Trust I
12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, as described in the prospectus, by
National City Corporation

Issuer of APEX:	National City Preferred Capital Trust I (the “Trust”)

Issuer of Preferred Stock under Stock Purchase Contract Agreement and Junior Subordinated Notes and Guarantor of APEX:	National City Corporation (“National City”)

Size:	400,000 Normal APEX, liquidation amount $1,000 per security and $400,000,000 in the aggregate. The 400,000 Normal APEX, together with the 100 Trust Common Securities to be purchased by National City, correspond to:

•    4,001 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $400,100,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 4,001 shares of Preferred Stock with an aggregate liquidation preference of $400,100,00); and

• $400,100,000 initial principal amount of Junior Subordinated Notes.

To the extent that Goldman, Sachs & Co. sells more than 400,000 Normal APEX, Goldman, Sachs & Co. has the option to purchase, within 13 days of the initial issuance of the Normal APEX, up to an additional 60,000 Normal APEX from National City Preferred Capital Trust I at the initial public offering price.

Distributions on APEX:	Normal APEX: Payable on each Regular Distribution Date:

•    from January 30, 2008 through the later of December 10, 2012 and the Stock Purchase Date, accruing at a rate equal to 12.000% per annum for each Distribution Period ending on or prior to such date, and thereafter accruing at an annual rate equal to Three-Month LIBOR for such Distribution Period plus 8.610%; and

• on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non- cumulative basis thereafter.

Stripped APEX: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:

• at the rate of 3.271% per annum, accruing for each Stripped APEX from the Regular Distribution Date immediately preceding its issuance; and

• on a cumulative basis.

Capital APEX: Payable on each Capital APEX Distribution Date prior to the Stock Purchase Date at the rate of 8.729% per annum, subject to adjustment on the Remarketing Settlement Date, accruing for each Capital APEX from the Capital APEX Distribution Date immediately preceding its issuance.

Interest Rate on Junior Subordinated Notes to the Remarketing Settlement Date:	8.729% per annum, accruing from January 30, 2008.

Reset Caps on Remarketing of Junior Subordinated Notes:
The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the Junior Subordinated Notes may be redeemed at National City’s option in the event of a successful Remarketing, plus 900 basis points, or 9.000% per annum, and the Floating Rate Reset Cap will be 830 basis points, or 8.300% per annum.

Optional Redemption of the Junior Subordinated Notes:	Redeemable in whole or in part, at any time on or after December 10, 2016 at their principal amount plus accrued and unpaid interest to the date of redemption.

Redemption of the Junior Subordinated Notes upon Certain Special Events:
Redeemable in whole but not in part (i) prior to the Stock Purchase Date upon the occurrence of a capital treatment event, an investment company event, a rating agency event or a tax event, as described below and (ii) after the Stock Purchase Date and prior to December 10, 2016 upon the occurrence of an investment company event, a tax event or a capital treatment event.

The redemption price will be (i) 100% of the principal amount plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a capital treatment event or an investment company event, and (ii) the greater of 100% of the principal amount and the applicable make-whole amount (as described below), in either case plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a rating agency event or a tax event.

Make-whole Amount on the Junior Subordinated Notes:
The sum of the present values of the remaining scheduled payments of principal and interest that would have been payable to and including (i) December 10, 2012 in the case of any redemption prior to such date, (ii) December 10, 2013 in the case of any redemption on or after December 10, 2012 and prior to December 10, 2013 if the Stock Purchase Date shall not have occurred on or prior to December 10, 2012, and (iii) otherwise December 10, 2016 (discounted from their respective interest payment dates) on the Junior Subordinated Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 175 basis points.

“Treasury rate” means the semi-annual equivalent yield to maturity of the U.S. treasury security that is determined appropriate at the time of determination and in accordance with standard market practice in pricing the Junior Subordinated Notes being redeemed in a tender offer based on a spread to U.S. treasury yields.

Contract Payment Rate:	3.271% of the stated amount of $100,000 per Stock Purchase Contract per annum, accruing from January 30, 2008.

Dividend Rate on the Preferred Stock:	For any Dividend Period on or ending prior to December 10, 2012, 12.000% per annum.

For any Dividend Period ending after December 10, 2012, a rate per annum equal to Three-Month LIBOR for the related Dividend Period plus 8.610%.

Offering Price, Proceeds before Expenses and Commissions to the Underwriter:	Initial Public Offering Price: $1,000 per Normal APEX, $400,000,000 in the aggregate. Proceeds before Expenses and Commissions to National City: $1,000 per Normal APEX, $400,000,000 in the aggregate.

CUSIP:	635421 AA8

Trade Date:	January 23, 2008.

Settlement Date:	January 30, 2008.

National City’s Estimated Total Out-of-Pocket Expenses, Excluding Underwriting Commissions:	$500,000

Capital treatment	The Normal APEX are intended to satisfy the Federal Reserve’s requirements for treatment as Tier 1 Capital of National City. Accordingly, the Junior Subordinated Notes will be subordinated to National City’s senior and subordinated debt in accordance with the Federal Reserve’s risk-based capital adequacy guidelines applicable to bank holding companies.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department; (212) 902-1171.

Terms are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated January 23, 2008, included in the registration statement referred to above.